Exhibit 99.1

Constellium Reports Fourth Quarter and Full Year 2018 Results

Amsterdam – February 21, 2019 – Constellium N.V. (NYSE: CSTM) today reported results for the fourth quarter and full year ended December 31, 2018.

Fourth quarter 2018 highlights:

Shipments of 370 thousand metric tons, up 6% compared to Q4 2017
Revenue of €1.4 billion, up 12% compared to Q4 2017
Net loss of €57 million compared to net loss of €80 million in Q4 2017
Adjusted EBITDA of €104 million, up 1% compared to Q4 2017

Full year 2018 highlights:

Shipments of 1.5 million metric tons, up 3% compared to 2017
Revenue of €5.7 billion, up 9% compared to 2017
Net income of €190 million compared to net loss of €31 million in 2017
Adjusted EBITDA of €498 million, up 11% compared to 2017
Net debt / LTM Adjusted EBITDA of 4.0x compared to 4.2x at December 31, 2017
Project 2019 run-rate cost savings of €43 million achieved as of December 31, 2018

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered strong results in 2018. Our Adjusted EBITDA of €498 million increased by 11%, coming in well above our initial ‘high single digit’ guidance. Further, each of our three business units delivered record annual Adjusted EBITDA. We also made significant progress on strategic initiatives in 2018, notably the sale of the North Building at Sierre and the agreement to acquire our partner’s interest in our Bowling Green joint venture. Overall, I am proud of the achievements our team made during the year, and I am very optimistic about the prospects for our future.”

Mr. Germain continued, “We are maintaining our guidance of Adjusted EBITDA growth of 8% to 10% and Free Cash Flow in excess of €50 million in 2019. Our focus is on delivering our long-term targets of Adjusted EBITDA over €700 million and leverage of 2.5x in 2022. We are committed to increasing value for our shareholders through the execution of our strategy.”

Group Summary

	Q4 2018	Q4 2017	Var.	FY 2018	FY 2017	Var.
Shipments (k metric tons)	370	350	6%	1,534	1,482	3%
Revenue (€ millions)	1,398	1,248	12%	5,686	5,237	9%
Net (loss) / income (€ millions)	(57)	(80)	n.m.	190	(31)	n.m.
Adjusted EBITDA (€ millions)	104	104	1%	498	448	11%
Adjusted EBITDA per metric ton (€)	284	297	(4)%	325	303	7%

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities and inter-segment eliminations. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the fourth quarter of 2018, shipments of 370 thousand metric tons increased 6% compared to the fourth quarter of last year due to higher shipments in each of our segments. Revenue of €1.4 billion increased 12% compared to the fourth quarter of last year primarily due to higher shipments and improved price and mix. Net loss of €57 million improved compared to a net loss of €80 million in the fourth quarter of 2017 due largely to costs related to the refinancing completed in the fourth quarter of 2017. Adjusted EBITDA of €104 million increased 1% from the fourth quarter of last year primarily due to improved results in the Packaging and Automotive Rolled Products segment, partially offset by weaker results in the Automotive Structures and Industry segment.

For the full year of 2018, shipments of 1.5 million metric tons increased 3% compared to last year on higher shipments in each of our segments. Revenue of €5.7 billion increased 9% compared to last year primarily due to higher shipments, higher aluminium prices and improved price and mix. Net income of €190 million improved compared to a net loss of €31 million in 2017 largely due to the gain on the sale of the North Building at Sierre in 2018. Adjusted EBITDA of €498 million increased 11% compared to last year on improved results in each of our three business segments.

Results by Segment

Packaging & Automotive Rolled Products (P&ARP)

	Q4 2018	Q4 2017	Var.	FY 2018	FY 2017	Var.
Shipments (k metric tons)	254	238	6%	1,039	1,008	3%
Revenue (€ millions)	737	666	11%	3,059	2,812	9%
Adjusted EBITDA (€ millions)	55	44	25%	243	204	19%
Adjusted EBITDA per metric ton (€)	219	185	18%	234	202	16%

Fourth quarter Adjusted EBITDA increased compared to the fourth quarter of 2017 as increased shipments, favorable metal costs and solid cost control were partially offset by weaker price and mix and incremental costs from maintenance and the ramp up of our automotive programs.

For the fourth quarter of 2018, shipments of 254 thousand metric tons increased 6% from the fourth quarter of last year due to higher shipments of both Packaging rolled products and Automotive rolled products. Revenue of €737 million increased 11% compared to the fourth quarter of 2017 primarily due to higher shipments.

For the full year of 2018, Adjusted EBITDA of €243 million increased compared to last year primarily due to higher volumes, improved price and mix, favorable metal costs and solid cost control, partially offset by incremental costs from maintenance and the ramp up of our automotive programs. Shipments of 1.0 million metric tons increased 3% compared to the last year as higher Automotive rolled product shipments were partially offset by lower Packaging rolled product shipments. Revenue of €3.1 billion increased 9% compared to last year primarily due to higher aluminium prices and higher shipments.

Aerospace & Transportation (A&T)

	Q4 2018	Q4 2017	Var.	FY 2018	FY 2017	Var.
Shipments (k metric tons)	59	56	7%	246	238	3%
Revenue (€ millions)	349	319	9%	1,389	1,335	4%
Adjusted EBITDA (€ millions)	38	37	2%	152	146	4%
Adjusted EBITDA per metric ton (€)	643	672	(4)%	619	614	1%

Fourth quarter Adjusted EBITDA increased slightly compared to the fourth quarter of 2017 due to higher shipments on solid operational performance, partially offset by weaker price and mix and slightly higher costs.

For the fourth quarter of 2018, shipments of 59 thousand metric tons increased 7% compared to the fourth quarter of last year on higher shipments of both Aerospace rolled products and Transportation, Industry and Other rolled products. Revenue of €349 million increased 9% compared to the fourth quarter of 2017 primarily due to higher volumes.

For the full year of 2018, Adjusted EBITDA of €152 million increased 4% compared to last year on higher shipments and solid cost control, partially offset by weaker price and mix. Shipments of 246 thousand metric tons increased 3% compared to last year on higher shipments of both Aerospace rolled products and Transportation, Industry and Other rolled products. Revenue of €1.4 billion increased 4% compared to last year as higher shipments and higher aluminium prices were partially offset by foreign exchange translation.

Automotive Structures & Industry (AS&I)

	Q4 2018	Q4 2017	Var.	FY 2018	FY 2017	Var.
Shipments (k metric tons)	57	56	1%	249	236	6%
Revenue (€ millions)	324	274	18%	1,290	1,123	15%
Adjusted EBITDA (€ millions)	21	28	(25)%	125	120	4%
Adjusted EBITDA per metric ton (€)	367	493	(25)%	502	510	(2)%

Fourth quarter Adjusted EBITDA decreased compared to the fourth quarter of 2017 primarily due to higher costs largely related to maintenance, new product launches and our footprint expansion.

For the fourth quarter of 2018, shipments of 57 thousand metric tons increased 1% compared to the fourth quarter of last year on higher Other extruded product shipments. Revenue of €324 million increased 18% compared to the fourth quarter of 2017 primarily due to improved price and mix.

For the full year of 2018, Adjusted EBITDA of €125 million increased 4% compared to last year on higher shipments and improved price and mix partially offset by higher costs. Shipments of 249 thousand metric tons increased 6% compared to last year due to higher shipments of both Automotive extruded products and Other extruded products. Revenue of €1.3 billion increased 15% compared to last year on higher shipments and improved price and mix.

Net Income

For the fourth quarter of 2018, net loss of €57 million compared to a net loss of €80 million in the fourth quarter of last year. The change in net income is primarily attributable to lower financing costs compared to the same period of 2017, which included the costs of the refinancing completed in that period, and lower income tax expense compared to the same period of 2017 as a result of the U.S. Tax Cuts and Jobs Act of 2017, partially offset by an unfavorable change in the value of unrealized derivatives and an unfavorable effect from metal lag.

For the full year of 2018, net income of €190 million compared to a net loss of €31 million in the prior year. The change in net income is primarily attributable to a gain from the sale of the North Building at Sierre, lower financing costs, the improvement in Adjusted EBITDA and lower income tax expense, partially offset by an unfavorable change in the value of unrealized derivatives.

Cash Flow and Liquidity

Free Cash Flow was an outflow of €225 million for the full year of 2018 compared to an outflow of €134 million in the prior year. The change was primarily due to higher working capital, partially offset by higher Adjusted EBITDA and lower interest expense.

Cash flows from operating activities were €66 million for the full year of 2018 compared to cash flows from operating activities of €160 million in the prior year. Constellium reduced factored receivables by €27 million in 2018 compared to a decrease of €93 million in the prior year.

Cash flows used in investing activities were €91 million for full year of 2018 compared to cash flows used in investing activities of €292 million in the prior year. Cash flows used in investing activities included €198 million of proceeds from disposals net of cash related to the sale of the North Building at Sierre in 2018.

Cash flows used in financing activities were €82 million for the full year of 2018 compared to cash flows from financing activities of €61 million in the prior year.

Liquidity at December 31, 2018 was €669 million, comprised of €164 million of cash and cash equivalents and €505 million available under our committed lending facilities and factoring arrangements. Liquidity at December 31, 2017 was €531 million.

Net debt was €1,996 million at December 31, 2018 compared to €1,889 million at December 31, 2017.

Outlook

We expect Adjusted EBITDA growth in a range of 8% to 10% in 2019 and expect over €700 million of Adjusted EBITDA in 2022. This guidance reflects the effect of the application of IFRS 16 and the consolidation of Bowling Green, both beginning in Q1 2019.

We are not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

Recent Developments

On January 10, 2019, Constellium completed the purchase of Tri-Arrows Aluminum Holding Inc.’s 49% stake in Constellium-UACJ ABS, LLC for $100 million plus the assumption of 49% of approximately $80 million of third party debt at Constellium-UACJ ABS, LLC.

Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, economic downturn, the loss of key customers, suppliers or other business relationships; disruption to business operations; the inability to meet customer quality requirements; delayed readiness for the North American Auto Body Sheet market, the capacity and effectiveness of our hedging policy activities, failure to retain key employees, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

About Constellium

Constellium (NYSE: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €5.7 billion of revenue in 2018.

Constellium’s earnings materials for the fourth quarter and full year ended December 31, 2018, are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2017

Revenue	1,398	1,248	5,686	5,237

Cost of sales	(1,288)	(1,134)	(5,148)	(4,682)

Gross profit	110	114	538	555

Selling and administrative expenses	(67)	(60)	(247)	(247)

Research and development expenses	(9)	(8)	(40)	(36)

Restructuring costs	—	(1)	(1)	(4)

Other gains / (losses) - net	(47)	27	154	70

(Loss) / income from operations	(13)	72	404	338

Finance costs - net	(32)	(120)	(149)	(260)

Share of loss of joint-ventures	(10)	(8)	(33)	(29)

(Loss) / income before income tax	(55)	(56)	222	49

Income tax expense	(2)	(24)	(32)	(80)

Net (loss) / income	(57)	(80)	190	(31)

Net (loss) / income attributable to:

Equity holders of Constellium	(58)	(81)	188	(31)

Non-controlling interests	1	1	2	—

Net (loss) / income	(57)	(80)	190	(31)

Earnings per share attributable to the equity holders of Constellium, in euros per share
Basic	(0.43)	(0.65)	1.40	(0.28)
Diluted	(0.43)	(0.65)	1.37	(0.28)

Weighted average shares, in thousands
Basic	135,319	123,837	134,762	110,164
Diluted	135,319	123,837	138,146	110,164

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS) (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2017

Net (loss) / income	(57)	(80)	190	(31)

Other comprehensive (loss) / income
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement on post-employment benefit obligations	(14)	(10)	24	12
Income tax on remeasurement on post-employment benefit obligations	2	(6)	(6)	(8)
Items that may be reclassified subsequently to the consolidated income statement

Cash flow hedges	(7)	4	(25)	46

Net investment hedges	—	—	(4)	—

Income tax on hedges	1	(1)	8	(15)

Currency translation differences	2	—	10	(20)

Other comprehensive (loss) / income	(16)	(13)	7	15

Total comprehensive (loss) / income	(73)	(93)	197	(16)

Attributable to:

Equity holders of Constellium	(74)	(94)	195	(15)

Non-controlling interests	1	1	2	(1)

Total comprehensive (loss) / income	(73)	(93)	197	(16)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(in millions of Euros)	At December 31, 2018	At December 31, 2017

Assets
Current assets
Cash and cash equivalents	164	269
Trade receivables and other	587	419
Inventories	660	643
Other financial assets	30	69

	1,441	1,400

Non-current assets
Property, plant and equipment	1,666	1,517
Goodwill	422	403
Intangible assets	70	68
Investments accounted for under the equity method	1	1
Deferred income tax assets	163	164
Trade receivables and other	64	48
Other financial assets	74	110

	2,460	2,311

Total Assets	3,901	3,711

Liabilities
Current liabilities
Trade payables and other	968	930
Borrowings	57	106
Other financial liabilities	60	23
Income tax payable	8	11
Provisions	46	40

	1,139	1,110

Non-current liabilities
Trade payables and other	27	54
Borrowings	2,094	2,021
Other financial liabilities	29	43
Pension and other post-employment benefit obligations	610	664
Provisions	94	113
Deferred income tax liabilities	22	25

	2,876	2,920

Total Liabilities	4,015	4,030

Equity
Share capital	3	3
Share premium	420	420
Retained deficit and other reserves	(545)	(750)

Equity attributable to equity holders of Constellium	(122)	(327)
Non-controlling interests	8	8

Total Equity	(114)	(319)

Total Equity and Liabilities	3,901	3,711

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges and net investment hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity

At January 1, 2018	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)
Change in accounting policies	—	—	—	—	—	—	(2)	(2)	—	(2)

At January 1, 2018 restated	3	420	(147)	13	(7)	25	(636)	(329)	8	(321)
Net income	—	—	—	—	—	—	188	188	2	190
Other comprehensive income / (loss)	—	—	18	(21)	10	—	—	7	—	7

Total comprehensive income / (loss)	—	—	18	(21)	10	—	188	195	2	197

Transactions with equity holders
Share-based compensation	—	—	—	—	—	12	—	12	—	12
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At December 31, 2018	3	420	(129)	(8)	3	37	(448)	(122)	8	(114)

(in millions of Euros)	Share Capital	Share Premium	Remeasure- ment	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity

At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)
Net loss	—	—	—	—	—	—	(31)	(31)	—	(31)
Other comprehensive income / (loss)	—	—	4	31	(19)	—	—	16	(1)	15

Total comprehensive income / (loss)	—	—	4	31	(19)	—	(31)	(15)	(1)	(16)

Transactions with Equity holders
Share issuance	1	258	—	—	—	—	—	259	—	259
Share-based compensation	—	—	—	—	—	8	—	8	—	8
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At December 31, 2017	3	420	(147)	13	(7)	25	(634)	(327)	8	(319)

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(in millions of Euros)	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2017

Net (loss) / income	(57)	(80)	190	(31)
Adjustments
Depreciation and amortization	57	46	197	171
Finance costs - net	32	120	149	260
Income tax expense	2	24	32	80
Share of loss of joint-ventures	10	8	33	29
Unrealized losses / (gains) on derivatives - net and from remeasurement of monetary assets and liabilities - net	32	(16)	86	(54)
(Gains) / losses on disposal	4	1	(186)	3
Other - net	3	2	14	7

Interest paid	(21)	(57)	(129)	(185)
Income tax paid	(6)	(17)	(23)	(18)
Change in trade working capital
Inventories	38	(42)	(9)	(99)
Trade receivables	(6)	24	(145)	(91)
Trade payables	(36)	3	(27)	124
Margin calls	(5)	—	(5)	—
Change in provisions and pension obligations	1	9	(58)	(24)
Other working capital	(22)	(22)	(53)	(12)

Net cash flows from operating activities	26	3	66	160

Purchases of property, plant and equipment	(117)	(101)	(277)	(276)
Proceeds from disposals net of cash	1	2	200	2
Equity contributions and loans to joint-ventures	(9)	(17)	(24)	(41)
Other investing activities	2	—	10	23

Net cash flows used in investing activities	(123)	(116)	(91)	(292)

Proceeds from issuance of shares	—	259	—	259
Proceeds from issuance of Senior Notes	—	830	—	1,440
Repayments of Senior Notes	—	(949)	—	(1,559)
(Repayments) / Proceeds from revolving credit facilities and other loans	(2)	22	(68)	29
Payment of deferred financing costs and exit fees	—	(76)	—	(118)
Other financing activities	(18)	(3)	(14)	10

Net cash flows (used in) / from financing activities	(20)	83	(82)	61

Net increase / (decrease) in cash and cash equivalents	(117)	(30)	(107)	(71)
Cash and cash equivalents - beginning of period	279	300	269	347
Effect of exchange rate changes on cash and cash equivalents	2	(1)	2	(7)

Cash and cash equivalents - end of period	164	269	164	269

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2017

P&ARP	55	44	243	204

A&T	38	37	152	146

AS&I	21	28	125	120

Holdings and Corporate	(10)	(5)	(22)	(22)

Total	104	104	498	448

SHIPMENTS AND REVENUE BY PRODUCT LINE
(in k metric tons)	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2017

Packaging rolled products	196	185	799	807

Automotive rolled products	49	44	196	158

Specialty and other thin-rolled products	9	9	44	43

Aerospace rolled products	28	26	111	106

Transportation, industry and other rolled products	31	30	135	132

Automotive extruded products	26	26	114	109

Other extruded products	31	30	135	127

Total shipments	370	350	1,534	1,482

(in millions of Euros)

Packaging rolled products	546	498	2,245	2,146

Automotive rolled products	156	128	638	483

Specialty and other thin-rolled products	35	40	176	183

Aerospace rolled products	204	184	773	760

Transportation, industry and other rolled products	145	135	616	575

Automotive extruded products	192	155	714	614

Other extruded products	132	119	576	509

Other and inter-segment eliminations	(12)	(11)	(52)	(33)

Total revenue	1,398	1,248	5,686	5,237

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2017
Net (loss) / income	(57)	(80)	190	(31)

Income tax expense	2	24	32	80

Income before income tax	(55)	(56)	222	49

Finance costs – net	32	120	149	260

Share of loss of joint-ventures	10	8	33	29

Income from operations	(13)	72	404	338

Depreciation and amortization	56	46	197	171

Restructuring costs	—	1	1	4

Unrealized losses / (gains) on derivatives	31	(17)	84	(57)

Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities - net	—	1	—	4

Losses / (gains) on pension plans amendments (A)	3	—	(36)	(20)

Share-based compensation costs	3	2	12	8

Metal price lag (B)	13	(6)	—	(22)

Start-up and development costs (C)	5	3	21	17

Manufacturing system and process transformation costs	—	1	—	2

Losses / (gains) on disposals (D)	5	1	(186)	3

Other	1	—	1	—

Adjusted EBITDA	104	104	498	448

(A)  For the year ended December 31, 2018, the Group amended one of its OPEB plans in the US, which resulted in a €36 million gain. For the year ended December 31, 2017, amendments to certain Swiss pension plans, US pension plans and OPEB resulted in a €20 million gain.

(B)  Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.

(C)  For the years ended December 31, 2018 and 2017, start-up and development costs include €21 million and €16 million, respectively, related to new projects in our AS&I operating segment.

(D)  In July 2018, Constellium completed the sale of the North Building assets of its Sierre plant in Switzerland to Novelis and contributed the Sierre site shared infrastructure to a joint-venture with Novelis, in exchange for cash consideration of €200 million. This transaction also resulted in the termination of the existing lease agreement for the North Building assets which had been leased and operated by Novelis since 2005. For the year ended December 31, 2018, the transaction generated a €190 million net gain.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended December 31, 2018	Three months ended December 31, 2017	Year ended December 31, 2018	Year ended December 31, 2017

Net cash flows from operating activities	26	3	66	160

Purchases of property, plant and equipment	(117)	(101)	(277)	(276)

Equity contributions and loans to joint-ventures	(9)	(17)	(24)	(41)

Other investing activities	2	—	10	23

Free Cash Flow	(98)	(115)	(225)	(134)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At December 31, 2018	At December 31, 2017

Borrowings	2,151	2,127

Fair value of cross currency basis swaps, net of margin calls	9	32

Cash and cash equivalents	(164)	(269)

Cash pledged for issuance of guarantees	—	(1)

Net debt	1,996	1,889

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating the extent to which we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is defined as net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. However, Free Cash Flow is not a presentation made in accordance with IFRS and should not be considered as an alternative to operating cash flows determined in accordance with IFRS. Free Cash Flow has certain inherent limitations, including the fact that it does not represent residual cash flows available for discretionary spending, notably because it does not reflect payments required for debt service or capital lease obligations.

Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company. Net debt is not a presentation made in accordance with IFRS, and should not be considered as an alternative to borrowings determined in accordance with IFRS.